UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

———————

SCHEDULE 13D

———————

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

CHINA NATURAL RESOURCES, INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

G2110U 109

(CUSIP Number)

Xinyi Zheng

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

Telephone: +852 28107205

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

David A. Sirignano, Esq.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, N.W.

Washington, D.C. 20004

———————

July 27, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2110U 10 9	13D/A	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS Feishang Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 26,557,759
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 26,557,759
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,557,759
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% [1]
14	TYPE OF REPORTING PERSON CO

1

Percentage calculated based on 40,948,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of July 27, 2021.

CUSIP No. G2110U 10 9	13D/A	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS Laitan Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
		8	SHARED VOTING POWER 26,557,759 [1]
		9	SOLE DISPOSITIVE POWER 0
		10	SHARED DISPOSITIVE POWER 26,557,759 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,557,759 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.9% [2]
14	TYPE OF REPORTING PERSON CO

1

Includes 26,557,759 common shares held by Feishang Group Limited, which is a British Virgin Islands company that is wholly-owned by Laitan Investments Limited, which is wholly-owned by Li Feilie.

2

Percentage calculated based on 40,948,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of July 27, 2021.

CUSIP No. G2110U 10 9	13D/A	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS Li Feilie
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China (Macao Special Administrative Region)
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 300,000
		8	SHARED VOTING POWER 26,557,759 [1]
		9	SOLE DISPOSITIVE POWER 300,000
		10	SHARED DISPOSITIVE POWER 26,557,759 [1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,857,759 [1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 65.6% [2]
14	TYPE OF REPORTING PERSON IN

1

Includes 26,557,759 common shares held by Feishang Group Limited, which is a British Virgin Islands company that is wholly-owned by Laitan Investments Limited, which is wholly-owned by Li Feilie.

2

Percentage calculated based on 40,948,082 outstanding common shares, no par value, of China Natural Resources, Inc., as of July 27, 2021.

CUSIP No. G2110U 10 9	13D/A	Page 5 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) by Feishang Group Limited (“Feishang Group”) on March 24, 2006, as amended by Amendment No. 1 thereto, filed with the Commission by Feishang Group and Li Feilie on January 11, 2008 (as amended, the “Schedule 13D”) and Amendment No. 2 thereto, filed with the Commission by Feishang Group, Laitan Investments Limited (“Laitan,” and together with Mr. Li and Feishang Group, the “Reporting Persons”) and Li Feilie on August 21, 2020, with respect to the common shares, no par value (the “Common Shares”), issued by China Natural Resources, Inc. (the “Issuer”). Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D, which remains unchanged.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Initial Statement is hereby amended and supplemented with the following:

The 3,000,000 Common Shares that are the subject of this Amendment No. 3 were issued by the Issuer to Feishang Group in a private placement on July 27, 2021, as partial consideration for all 10,000 outstanding ordinary shares of Precise Space-Time Technology Limited, a company incorporated in Hong Kong with limited liability (“Precise Space-Time”), held by Mr. Li, and the cancellation of certain debt owed to Mr. Li by Precise Space-Time (the transaction between the Issuer and Mr. Li, the “Transaction”), pursuant to a Sale and Purchase Agreement, dated July 27, 2021, between the Issuer and Mr. Li (the “Sale and Purchase Agreement”) and a letter from Mr. Li to the Issuer designating Feishang Group as his nominee for purposes of receiving the consideration due under the Sale and Purchase Agreement. The Common Shares that are the subject of this Amendment No. 3 were valued at $1.48 per share, based upon the five day average trading price of the Common Stock in the period leading to July 27, 2021. The description of the Sale and Purchase Agreement herein is qualified in its entirety reference to the Sale and Purchase Agreement, which is filed as exhibit (d) to this Amendment No. 3.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated with the following:

Precise Space-Time, through its wholly owned subsidiaries, owns a 51% equity interest in Shanghai Onway Environmental Co., Ltd. (“Shanghai Onway”).  Shanghai Onway is principally engaged in the provision of equipment for rural wastewater treatment and provision of engineering, procurement and construction services in relation to wastewater treatment in China. The Issuer believes that Shanghai Onway’s business is highly synergistic with the Issuer’s strategic business objectives in the mining and healthcare sectors.

In addition to the information disclosed in this Schedule 13D, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional shares of Common Stock or dispose of some or all of the shares of Common Stock beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. G2110U 10 9	13D/A	Page 6 of 7 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated with the following:

(a)-(b)

Feishang Group is the owner of 26,557,759 Common Shares, which Feishang Group has shared power with Laitan and Mr. Li to vote or direct the vote of, and shared power with Laitan and Mr. Li to dispose or direct the disposition of. The 26,557,759 Common Shares that Feishang Group owns represent 64.9% of the Issuer’s outstanding Common Shares.

Feishang Group is wholly owned by Laitan. Laitan may be deemed the beneficial owner of 26,557,759 Common Shares, which Laitan has shared power with Feishang Group and Mr. Li to vote or direct the vote of, and shared power with Feishang Group and Mr. Li to dispose or direct the disposition of. The 26,557,759 Common Shares that Laitan may be deemed to beneficially own represent 64.9% of the Issuer’s outstanding Common Shares.

Laitan is wholly owned by Mr. Li. Mr. Li may be deemed the beneficial owner of 26,857,759 Common Shares, consisting of (i) shared power with Feishang Group and Laitan to vote or direct the vote of, and shared power with Feishang Group and Laitan to dispose or direct the disposition of, 26,557,759 Common Shares, and (ii) sole power to vote or direct the vote of, and to dispose or direct the disposition of, 300,000 Common Shares. The 26,857,759 Common Shares that Mr. Li may be deemed to beneficially own represent 65.6% of the Issuer’s outstanding Common Shares.

The foregoing percentages are calculated based on 40,948,082 outstanding Common Shares as of July 27, 2021.

(c)	The description of the Transaction provided in response to Item 3 of Amendment No. 3 is incorporated by reference herein.
(d)	Not applicable.
(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description of the Transaction provided in response to Item 3 of Amendment No. 3 is incorporated by reference herein.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(d)	Sale and Purchase Agreement, dated July 27, 2021, between China Natural Resources, Inc. and Li Feilie, incorporated by reference to Exhibit 4.1 to the Form 6-K filed by the Issuer on July 27, 2021.

(e)

Letter from Li Feilie to China Natural Resources, Inc., designating Feishang Group Limited as his nominee under the Sale and Purchase Agreement, incorporated by reference to Exhibit 4.2 to the Form 6-K filed by the Issuer on July 27, 2021.

CUSIP No. G2110U 10 9	13D/A	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 28, 2021

/s/ LI FEILIE
LI Feilie

FEISHANG GROUP LIMITED

By:	/s/ LI Feilie
Name: LI Feilie
Title: Sole Director

LAITAN INVESTMENTS LIMITED

By:	/s/ LI Feilie
Name: LI Feilie
Title: Sole Director